May 6, 2013	TSX – HNC

Hard Creek Nickel Adopts Advance Notice Policy
For Director Nominations

(Vancouver, B.C.) – Mark Jarvis, President of Hard Creek Nickel Corp. (the “Company”) announced the approval today by its board of directors of an advance notice policy (the “Policy”), which Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to (i) a “proposal” made in accordance with part 5, Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with Section 167 of the Act.

Among other things, the Policy fixes a deadline which holders of record of common shares of the Company must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and set forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

If the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 or nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 65 days after the date on which the first public announcement of the date o fthe annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force as of April 30th, 2013. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next Annual General Special Meeting of (“AGSM”), and if the Policy is not confirmed at the meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the AGSM.

The full text of the Policy is available via SEDAR at www.sedar.com and on the Company’s website.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com